Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 3,16,443 in Q1 FY23

Mumbai, July 8, 2022: The Tata Motors Group global wholesales in Q1 FY23, including Jaguar Land Rover, were at 3,16,443 nos., higher by 48%, as compared to Q1 FY22.

Global wholesales of all Tata Motors’ commercial vehicles and Tata Daewoo range in Q1 FY23 were at 1,03,529 nos., higher by 97%, over Q1 FY22.

Global wholesales of all passenger vehicles in Q1 FY23 were at 2,12,914 nos., higher by 32% as compared to Q1 FY22.

Global wholesales for Jaguar Land Rover were 82,587 vehicles (**JLR number for Q1 FY23 includes CJLR volumes of 10,772 units). Jaguar wholesales for the quarter were 14,596 vehicles, while Land Rover wholesales for the quarter were 67,991 vehicles.

*Includes sales of Tata Motors Passenger Vehicles Limited a wholly owned subsidiary of Tata Motors Limited.

**CJLR – It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

ENDS

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 86 consolidated subsidiaries, 2 joint operations, 4 joint ventures and 11 equity-accounted associates, including their subsidiaries, in respect of which we exercise significant influence as at March 31, 2022, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.